March 16, 2008
IM Ref. No. 20083191218
JPMorgan Chase/Bear Stearns Asset Management II

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

File No. 132-3

Dear Mr. Cutler:

You have requested that the staff provide assurances that it would not recommend enforcement action to the Commission under section 17(a) of the Investment Company Act of 1940 (ICA) if, following the change of control of Bear Stearns Asset Management and its affiliates (BSAM), JPMorgan Chase and any of its affiliates (JPM) engage in certain principal transactions with registered investment companies for which BSAM acts or serves as investment adviser or sub-adviser, under the extraordinary circumstances and for the limited period of time described below.

You have further requested that the staff provide assurances that it would not recommend enforcement action to the Commission under section 17(a) of the ICA if, following the change of control of BSAM, BSAM engages in certain principal transactions with registered investment companies (RICs) for which JPM acts or serves as investment adviser or sub-adviser, under the extraordinary circumstances and for the limited period of time described below.

You also have requested that the staff provide assurances that it would not recommend enforcement action to the Commission under section 17(d) of the ICA and rule 17d-1 thereunder if, following the change of control of BSAM, BSAM and JPM engage in the above-referenced principal transactions with RICs for which JPM and BSAM act or serve as investment adviser or sub-adviser, under the extraordinary circumstances and for the limited period of time described below.

You also have requested that the staff provide assurances that it would not recommend enforcement action to the Commission under section 206(3) of the Investment Advisers Act of 1940 (IAA) if, following the change of control of BSAM, JPM engages in certain principal transactions with non-RIC advisory clients of BSAM (non-RIC advisory clients), and if BSAM engages in certain principal transactions with non-RIC advisory clients of JPM, under the extraordinary circumstances and for the limited period of time described below.

You state that you assume, for purposes of this request, that JPM now controls BSAM. You further state that, prior to the change in control, the RICs advised by BSAM had entered into transactions with JPM and that some of those transactions are pending (i.e., were entered into but have not yet settled) or otherwise remain open. (For example, trades may have been entered into two days ago but have not yet settled, and other trades (such as repos and swaps) may have been entered into for which the RICs and JPM are





counterparties.) You are concerned that the former trades might violate section 17(a) of the ICA because, prior to settlement, JPM has become an affiliated person of the RICs as a result of the change of control; for similar reasons, you are also concerned that JPM might be deemed to have violated section 17(a) of the ICA if it were to unwind (or otherwise close out, by entering into offsetting transactions) the latter transactions after the change of control, when it was an affiliated person of the RICs at that time solely as a result of the change of control. You raise the same concerns with respect to such transactions between BSAM and RICs for which JPM acts or serves as investment adviser or sub-adviser. You request relief from section 17(a) of the ICA with respect to both types of transactions, for a limited period of time (fifteen business days), to enable the former trades to settle and to unwind (or otherwise close out, by entering into offsetting transactions) the latter transactions.

Likewise, you further state that, prior to the change in control, non-RIC advisory clients had entered into transactions with JPM and that some of those transactions are pending (i.e., were entered into but have not yet settled) or otherwise remain open. (For example, trades may have been entered into two days ago but have not yet settled, and trades (such as repos and swaps) may have been entered into for which the non-RIC advisory clients and JPM are counterparties.) You are concerned that the former trades might violate section 206(3) of the IAA because, prior to settlement, JPM will not be able to make the required disclosures and obtain the required consent of the non-RIC clients to the transactions pursuant to section 206(3). For similar reasons, you are also concerned that JPM might be deemed to have violated section 206(3) of the IAA if it were to unwind (or otherwise close out, by entering into offsetting transactions) the latter transactions with the non-RIC clients after the change of control. You raise the same concerns with respect to such transactions between BSAM and RICs for which JPM acts or serves as investment adviser or sub-adviser. You request relief from section 206(3) of the IAA with respect to both types of transactions, for a limited period of time (fifteen business days), to enable the former trades to settle and to unwind the latter transactions with the non-RIC clients without complying with section 206(3).

Based on these representations and the other representations mentioned in our telephone call earlier today, as well as the extraordinary circumstances present here, we would not recommend enforcement action to the Commission under sections 17(a) and 17(d) of the ICA and rule 17d-1 thereunder if JPM and BSAM engage in the types of transactions described above for a period up to fifteen business days after the change of control, provided that (a) each transaction is consistent with the policy of the RIC participating in the transaction, (b) at the next regularly scheduled board meeting after the last such transaction involving a RIC, JPM and BSAM provide the board of directors of the relevant RIC with the material details of each such transaction involving the RIC, (c) the board of directors, including a majority of the directors who are not interested persons of the RIC, determines, within one month after receiving such information from JPM (and such other information that it deems necessary), that each transaction is fair and reasonable under the circumstances, (d) the board determinations in (c) above and the bases thereof are recorded fully in the minute books of the RIC, and (e) each RIC (1) maintains and preserves permanently in an easily accessible place a written copy of all records relating to each transaction, and (2) maintains and preserves for a period not less than six years from the date of the last such transaction, the first two years in an easily accessible place, a written record of each such transaction setting forth a description of the instrument purchased or sold, the identity of the parties to the transaction, the terms of the purchase or sale transaction, and the information or materials upon which the board of directors made its determination in (c) above.

Based on these representations and the other representations made in our telephone calls earlier today, as well as the extraordinary circumstances present here, we would not recommend enforcement action to the Commission under section 206(3) of the IAA if JPM and BSAM engage in the types of transactions described above for a period up to fifteen business days after the change of control without complying with section 206(3) of the IAA, provided that (a) JPM and BSAM makes the disclosures required by section 206(3) to each non-RIC client within fifteen business days after each transaction, (b) each transaction is consistent with the policy of the non-RIC advisory client participating in the transaction, (c) BSAM and JPM (1) maintain and preserve permanently in an easily accessible place a written copy of all records relating to each transaction, and (2) maintain and preserve for a period not less than six years fro m the date of the last such transaction, the first two years in an easily accessible place, a written record of each such transaction setting forth a description of the instrument purchased or sold, the identity of the parties to the transaction, and the terms of the purchase or sale transaction.

This position is based solely on the facts, representations and exceptional circumstances described and referred to above, and any different facts, representations or circumstances might require a different conclusion. This response expresses the staff's position on enforcement action only and does not represent a legal conclusion regarding the matters discussed herein, or the applicability of any other federal or state law.

Douglas Scheidt
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission

END